# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Dragonfly Energy Holdings Corp., CIK 0001847986
CUSIP: 26145B304
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 12915 Old Virginia Road, Reno, Nevada (NV), 89521
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001947975-25-000004
Filed by CIK 0001947975

## Reporting persons
- ATW Master Fund V LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Please see note in Item 4(a).
- JAK Opportunities XVII LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Please see note in Item 4(a).
- ATW Partners Opportunities Management, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Please see note in Item 4(a).
- Kerry Propper: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Please see note in Item 4(a).
- Antonio Ruiz-Gimenez: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Spain (U3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Please see note in Item 4(a).

## Item 1. Issuer
Name of issuer: Dragonfly Energy Holdings Corp.
Address of issuer's principal executive offices:
12915 Old Virginia Road
Reno, Nevada 89521

## Item 2. Person Filing
Name of person filing:
ATW Master Fund V LP*
JAK Opportunities XVII LLC*
ATW Partners Opportunities Management, LLC*
Kerry Propper*
Antonio Ruiz-Gimenez*
Address of principal business office or, if none, residence:
1 Pennsylvania Plaza, Suite 4810
New York, New York 10119
Citizenship:
ATW Master Fund V LP - Delaware
JAK Opportunities XVII LLC - Delaware
ATW Partners Opportunities Management, LLC - Delaware
Kerry Propper - United States
Antonio Ruiz-Gimenez - Spain

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
ATW Master Fund V LP - 0*
JAK Opportunities XVII LLC - 0*
ATW Partners Opportunities Management, LLC - 0*
Kerry Propper - 0*
Antonio Ruiz-Gimenez - 0*

*This report shall not be deemed an admission that any of the reporting persons or any other person is the beneficial owner of the securities reported herein, or on previous filings, for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the reporting persons disclaims beneficial ownership of the Shares reported herein (or previously reported herein) except to the extent of each of their pecuniary interest, if any, therein.
Percent of class:
ATW Master Fund V LP - 0.0%
JAK Opportunities XVII LLC - 0.0%
ATW Partners Opportunities Management, LLC - 0.0%
Kerry Propper - 0.0%
Antonio Ruiz-Gimenez - 0.0%
Sole power to vote or to direct the vote:
ATW Master Fund V LP - 0
JAK Opportunities XVII LLC - 0
ATW Partners Opportunities Management, LLC - 0
Kerry Propper - 0
Antonio Ruiz-Gimenez - 0
Shared power to vote or to direct the vote:
ATW Master Fund V LP - 0*
JAK Opportunities XVII LLC - 0*
ATW Partners Opportunities Management, LLC - 0*
Kerry Propper - 0*
Antonio Ruiz-Gimenez - 0*
Sole power to dispose or to direct the disposition:
ATW Master Fund V LP - 0
JAK Opportunities XVII LLC - 0
ATW Partners Opportunities Management, LLC - 0
Kerry Propper - 0
Antonio Ruiz-Gimenez - 0
Shared power to dispose or to direct the disposition:
ATW Master Fund V LP - 0*
JAK Opportunities XVII LLC - 0*
ATW Partners Opportunities Management, LLC - 0*
Kerry Propper - 0*
Antonio Ruiz-Gimenez - 0*

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit I - JOINT FILING STATEMENT

## Signatures
- ATW Master Fund V LP: /s/ Kerry Propper, Kerry Propper, a Managing Member of the General Partner (11/13/2025)
- JAK Opportunities XVII LLC: /s/ Kerry Propper, Kerry Propper, a Managing Member of its Manager (11/13/2025)
- ATW Partners Opportunities Management, LLC: /s/ Kerry Propper, Kerry Propper, a Managing Member (11/13/2025)
- Kerry Propper: /s/ Kerry Propper, Individually (11/13/2025)
- Antonio Ruiz-Gimenez: /s/ Antonio Ruiz-Gimenez, Individually (11/13/2025)